IM Cannabis Reports Fiscal 2020 Results; Provides Preliminary Q1 Results and Q2 Outlook

  Q4 2020: revenues of $4.9 million and gross margin of 57%1 ; FY 2020: revenues of $15.9 million and gross margin of 55%1.
  Preliminary unaudited Q1 2021 revenues expected to be in the range of $8.5 - $9.0 million; gross margin expected to be in the range of 50% to 55%.
  Q2 2021 revenues expected to be in the range of $17 million - $19 million from continued growth in Israel, resumption of product shipments and growth of revenue in Germany, and inclusion of Trichome operations in the Company's financial results

Toronto, Canada and Glil Yam, Israel, April 23, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to announce its financial results for the fourth quarter and financial year ended December 31, 2020.

Management Commentary

"Despite the challenges that 2020 presented to all of us, professionally and personally, our global team successfully executed a plan that has built a strong foundation and positioned IMC as a leading multi-country operator with several opportunities to generate financial results and create value as we progress through 2021," said Oren Shuster, Chief Executive Officer of IMC. "Downstream, the IMC brand continues to be among the top medical cannabis brands in Israel. With patient growth continuing at a rapid pace, we expect the Company's sales agreements signed during 2020 and the introduction of additional premium and super-premium products to IMC's product portfolio to continue to fuel growth. The Company expects continued growth in its German operations that will serve as a launchpad for IMC's potential expansion into other attractive European jurisdictions as COVID-related restrictions begin to loosen and cannabis regulations liberalise. Upstream, we expect that the material benefits from our acquisition of Trichome Financial Corp. will begin to materialize in our financial results during Q2 2021 and we expect to leverage the premium indoor cannabis supply generated from Trichome's indoor growing facility to supply our global customer base. Pending a successful acquisition of MYM Nutraceuticals Inc., the Company intends to further bolster its cannabis supply by taking advantage of MYM's licensed producer subsidiary, Highland Grow Inc. I am proud of the team's performance during 2020; the results of their efforts have been reflected in IMC's meaningful growth in 2021 to date and we are looking forward to further momentum for the rest of the year."

Q1 2021 Preliminary Results and Q2 2021 Outlook

Based on its Q1 2021 financial performance and early Q2 2021 results, IMC is pleased to provide a preliminary unaudited Q1 2021 financial outlook, as well as a preliminary financial outlook for Q2 2021:

Q1 2021

  IMC expects preliminary unaudited revenues of between $8.5 million to $9.0 million at a gross margin of between 50% and 55%.

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1 Before fair value impacts in cost of sales

  Q1 2021 results were driven by continued growth in Israel, increased sales in Germany from the resumption of product shipments (as described further below), and the inclusion of Trichome Financial Corp. ("Trichome") operations for the period following closing of the acquisition on March 18, 2021.

Q2 2021

  IMC expects preliminary unaudited revenues of between $17 million to $19 million. Results for Q2 2021 are expected to be driven by contracted shipments to the German market, following the lifting of COVID restrictions, and the inclusion of a full quarter of operations from Trichome.

On April 1st, IMC announced a definitive agreement to acquire MYM Nutraceuticals Inc. (the "MYM") and its licensed producer Highland Grow pursuant to a plan of arrangement to be completed under the Business Corporations Act (British Columbia) (the "MYM Transaction").  MYM shareholders will receive 0.022 IMC common shares for each MYM share outstanding.  The MYM Transaction was evaluated and recommended by an independent committee of directors of MYM.  Voting support agreements for the Transaction total 44.4% of all votes eligible to be cast, or 162.7 million shares, prior to the mailing of proxy material. A total of 66 & 2/3rds of all common and exchangeable shares voted is required to approve the Transaction as well as a majority of the minority vote in accordance with Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.  It is expected that the circular will be mailed to shareholders of MYM by the end of May 2021 with a shareholder vote and closing by the end of June 30 2021.

Full Year and Q4 2020 - Financial Summary

	Year ended December 31		Three months ended December 31
(In 000's)	2020	2019	2020	2019
Revenues	$15,890	$9,074	$4,900	$2,479
Gross profit[2]	$8,809	$4,313	$2,791	$881
Gross margin[3,4]	55%	48%	57%	36%
Adjusted EBITDA[4]	($4,897)	($1,814)	($2,420)	($558)

Q4 2020 revenues were impacted by several transitory factors including most notably a COVID-related shutdown in the German market, which effectively halted shipments to the country. As the European market has begun to re-open in particular, the Company has resumed shipments to that market and anticipates further growth in Q2 2021.

Business Highlights

Highlights during the three months ended December 31, 2020:

  IMC announced the acquisition of Trichome and its wholly owned licensed producer Trichome JWC Acquisition Corp. ("JWC"), thereby facilitating IMC's entry into the Canadian adult-use market while also securing consistent supply of premium cannabis for its operations in Israel and Germany;
  Executed binding sales agreements with distribution partners in Germany, cumulatively reaching over 6,000 pharmacies in Germany; and

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2 Before fair value impacts in cost of sales
3 Before fair value impacts in cost of sales
4 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

  Marc Lustig was appointed as Executive Chairman of the Company. Mr. Lustig has extensive experience and relationships within the global cannabis industry, having founded CannaRoyalty Corp. d/b/a Origin House ("Origin House") in 2015. Origin House was sold to Cresco Labs in January 2020. Mr. Lustig is currently a Director of Cresco Labs and Pharmacielo Ltd.

Subsequent to December 31, 2020:

  The Company consolidated all of its issued and outstanding common shares ("Common Shares") on a four (4) to one (1) basis on February 12, 2021.
  The Company's Common Shares commenced trading on the NASDAQ Capital Market ("NASDAQ") under the ticker symbol "IMCC" on March 1, 2021, making the Company the first Israeli medical cannabis operator to list its shares on NASDAQ;
  IMC closed its acquisition of Trichome on March 18, 2021, resulting in IMC entering the Canadian recreational cannabis market and becoming a global leader in the adult-use recreational and medical cannabis sectors;
  Focus Medical Herbs Ltd. ("Focus Medical") signed a supply agreement with GTEC Holdings Ltd. ("GTEC"), a Canadian licensed producer of handcrafted and high-quality cannabis, for the importation of GTEC's high-THC medical cannabis flower into Israel to be sold under the IMC brand;
  Adjupharm GmbH ("Adjupharm"), IMC's German subsidiary, signed a supply agreement with MediPharm Labs Australia Pty Ltd., a subsidiary of MediPharm Labs Corp. ("MediPharm Labs"), a global leader in specialized, research-driven, pharmaceutical-quality cannabis extraction, distillation, and derivative products. The supply agreement is expected to enable Adjupharm to launch a new category of IMC-branded extracts in Germany in the second half of 2021, including a range of specially-formulated high THC, balanced THC and CBD cannabis oil products;
  IMC entered into a definitive agreement to acquire MYM and its licensed producer subsidiary Highland Grow Inc. Completion of the MYM Transaction is subject to shareholder, court and regulatory approvals, which are currently expected to be received by the end of Q2 2021; and
  The Company filed a final short form base shelf prospectus with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission under the Multijurisdictional Disclosure System established between Canada and the United States.

Overview of results for the year and three months ended December 31, 2020:

Revenues for the year ended December 31, 2020 and 2019 were approximately $15.9 million and $9.1 million, respectively, representing an approximate increase of $6.8 million or 75%. Total medical cannabis product sold for the year ended December 31, 2020 was 2,586kg at an average selling price of $5.75 per gram compared to 2,180kg of medical cannabis product sold at an average selling price of $3.39 per gram for the year ended December 31, 2019.

Revenues for the three months ended December 31, 2020 and 2019 were approximately $4.9 million and $2.5 million, respectively, representing an approximate increase of $2.4 million or 98%. The increase in revenues for the three months ended December 31, 2020 is attributable to deliveries made under Focus Medical's sales agreements to pharmacies and the increase in average selling price of medical cannabis product from an average of $4.50 per gram for the three months ended December 31, 2019 to an average of $5.51 per gram for the three months ended December 31, 2020.

Adjusted EBITDA5  for the year ended December 31, 2020 and 2019 was, approximately, a loss of $4.9 million and a loss of $1.8 million, respectively. Adjusted EBITDA for the three months ended December 31, 2020 and 2019 was a loss of $2.4 million and a loss of $0.6 million, respectively. Adjusted EBITDA for the year ended December 31, 2020 was impacted by increases in the Company's corporate expenses primarily resulting from its mergers and acquisitions efforts, public listing expenses, and increased salaries and selling and marketing expenses, mainly in Germany.

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5 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

Net losses for the years ended December 31, 2020 and 2019 were, approximately, $28.7 million and $7.4 million, respectively. Net loss for the three months ended December 31, 2020 was approximately $20 million and net profit for the three months ended December 31, 2019 was approximately $1.7 million. The negative financial impacts were mainly due to financial expenses driven by market-based revaluation of the Company's warrants in the amount of approximately $20.2 million, which were recorded against liability on the grant day and were re-evaluated at December 31, 2020 through profit or loss as well as additional operational expenses as described above.

Basic and diluted loss per Common Share for the twelve and three months ended December 31, 2020 were $0.74 and $0.50, respectively.

As of December 31, 2020, the Company had a cash balance of approximately $8.9 million and no debt.

The complete audited consolidated financial statements of the Company and related management's discussion and analysis for the financial years ended December 31, 2020 and 2019, will be available under the Company's SEDAR profile at www.sedar.com.

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About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm, a German-based subsidiary and EU GMP-certified medical cannabis processor and distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and Wagners brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. On March 31, 2021, IMC entered into a definitive agreement to acquire MYM and its licensed producer subsidiary, Highland Grow Inc. This transaction, if completed, will reinforce IMC's goal of being a leading global premium cannabis producer and purveyor.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS (as defined below) due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to expected drivers of growth for the Company, including the resumption of product shipments to Germany and the inclusion of Trichome operations in the Company's financial results; the Company's potential expansion into other European jurisdictions; the materialization of benefits from the acquisition of Trichome; the leveraging of cannabis supply from Trichome's indoor growing facility; the expected completion of the MYM Transaction and timing thereof, including the receipt of necessary shareholder, court and regulatory approvals and timing thereof; the Company's plans following a successful acquisition of MYM; the supply agreement whereby MediPharm Labs will supply certain medical cannabis formulations and products to Adjupharm; the launch of a new product category of IMC-branded extracts in Germany and timing thereof; the Company's business and strategic plans; anticipated future financial results, including revenue and EBITDA; the anticipated benefits of the MYM Transaction, including corporate, operational and financial benefits and the timing thereof; IMC's current and future North American expansion strategy; the expected accretive impact of the MYM Transaction on the Company; and the expected development and growth of the Company's business, acquisition activity, and plans and strategies to realize such expectations, and the business and strategic plans of the Company.

Developing forward-looking information involves reliance on several assumptions and considerations of certain risks and uncertainties, some of which are specific to IMC and others that apply to the industry generally. Such assumptions include, but are not limited to, the ability of the Company to execute its business plan prior to and following the completion of the MYM Transaction; the continued growth of the medical and recreational cannabis markets in Israel, Canada, Germany and elsewhere in Europe; IMC maintaining "de facto" control over Focus Medical in accordance with IFRS 10; Focus Medical maintaining its existing Israeli cultivation license and other business permits in the State of Israel; the continuing strength and appeal of the IMC brand; future opportunistic acquisitions becoming available to the Company in the North American cannabis market and the expected legalization of adult-use recreational cannabis in Israel.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: IMC's ability to realize future net revenue and EBITDA; the ability of IMC and MYM to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals to consummate the MYM Transaction; the ability of IMC and MYM to satisfy, in a timely manner, the other conditions to the closing of the MYM Transaction; the ability to complete the MYM Transaction on the terms contemplated by the relevant arrangement agreement and other agreements related to the MYM Transaction, including the support agreements, or at all; the ability of the Company, following the completion of the MYM Transaction, to realize the anticipated benefits of the MYM Transaction and the timing thereof; the consequences of not completing the MYM Transaction in a timely manner or at all, including the volatility of the share prices of IMC and MYM, negative reactions from the investment community and the required payment of certain costs related to the MYM Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the MYM Transaction; potential undisclosed liabilities unidentified during the due diligence process with respect to the MYM Transaction; the interpretation of the MYM Transaction by tax authorities; the focus of management's time and attention on the MYM Transaction and other disruptions arising from the MYM Transaction; the Company's inability to capture the benefits associated with its acquisition of Trichome; risks related to Trichome's lending operations; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; engaging in activities considered illegal under United States federal law; risks of product liability and other safety-related liability as a result of usage of the Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Adjupharm and Focus Medical to deliver on their respective sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health on similar or better terms; any failure to obtain the requisite business permits in the State of Israel; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; the Company's ability to maintain or improve the brand position of the IMC brand in relevant cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the ability of the Company to access future financing if needed or on terms acceptable to the Company; the lack of merger and acquisition opportunities; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; interest rate and currency fluctuations; increasing competition; industry consolidation; failure to meet the continued listing requirements of NASDAQ and the Canadian Securities Exchange; and loss of key management and/or employees.

Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These estimates and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of the Company's and Focus Medical's existing sales agreements, increased sales from the resumption of product shipments to Germany, the inclusion of Trichome operations in the Company's financial results following closing of the Trichome acquisition and the future business of the Company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Measures

This press release includes reference to "EBITDA", "Adjusted EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company  defines  gross  margin  as  the  difference  between  revenue  and  cost  of  goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker

Investor Relations

+1 212-896-1203

ebarker@kcsa.com